Exhibit (d)(6)(v)

October 1, 2021

Voya Equity Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Equity Trust ("VET"), on behalf of Voya Corporate Leaders® 100 Fund (the "Fund"), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from October 1, 2021 through October 1, 2022, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

		Maximum Operating Expense Limit
Name of Fund		(as a percentage of average net assets)
Voya Corporate Leaders® 100	Class A	Class I	Class R6	Class T	Class W
	0.81%	0.49%	0.48%	0.81%	0.56%
Fund

We are willing to be bound by this letter agreement to lower our fees for the period from October 1, 2021 through October 1, 2022. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

October 1, 2021

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VET.
Sincerely,
	By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Accepted:		Voya Investments, LLC

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Equity Trust